

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2017

Richard Peters, M.D., Ph.D.
Chief Executive Officer
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, MA 02139

> **Re: Merrimack Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2017**
> **File No. 333-222093**

Dear Mr. Peters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Brian A. Johnson, Esq.